UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of March 2025

Commission File Number: 001-42375

Polyrizon Ltd.

(Translation of registrant’s name into English)

5 Ha-Tidhar Street

Raanana, 4366507, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

CONTENTS

Polyrizon Ltd. (the “Company” or the “Registrant”) is announcing that an Annual General Meeting of Shareholders of the Company will be held on Thursday, April 17, 2025, at 16:00 p.m. (Israel time) at the offices of the Company at 5 Hatidhar Street, Raanana, Israel. A copy of (i) the Notice and Proxy Card with respect to the Company’s Annual General Meeting of Shareholders and (ii) the Proxy Card whereby holders of ordinary shares of the Company may vote at the Company’s Annual General Meeting of Shareholders without attending in person are attached hereto as Exhibit 99.1 and Exhibit 99.2, respectively, and are incorporated herein by reference.

This Report on Form 6-K is incorporated by reference into the Registrant’s Registration Statement on Form S-8 (File No. 333-284410), filed with the Securities and Exchange Commission, to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibits
99.1	Notice and Proxy Statement with respect to the Company’s Annual General Meeting of Shareholders

99.2	Proxy Card for holders of ordinary shares with respect to the Company’s Annual General Meeting of Shareholders

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

March 13, 2025	POLYRIZON LTD.

	By:	/s/ Tomer Izraeli
Tomer Izraeli
Chief Executive Officer

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